Exhibit 2.1

Nalpropion Pharmaceuticals, Inc.

10 North Park Place

Morristown, NJ 07960

July 26, 2018

Orexigen Therapeutics, Inc. 3344 North Torrey Pines Court, Suite 200 La Jolla, CA, 92037
Attention: Tom Lynch
Email: tlynch@orexigen.com

Re:	Amendment to the Asset Purchase Agreement

Ladies and Gentlemen:

Reference is made to the Asset Purchase Agreement dated as of April 23, 2018 (as may be amended from time to time, the “Agreement”) by and between Orexigen Therapeutics, Inc., a Delaware corporation and Nalpropion Pharmaceuticals, Inc., a Delaware corporation. Capitalized terms used herein without definition herein have the respective meanings set forth in the Agreement.

In consideration of the premises and of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Amendments to the Agreement.

a.	Section 1.1 of the Agreement is hereby amended by inserting the following defined terms in appropriate alphabetical order:

“Bottle Value” has the meaning set forth in Schedule A.

“Chapter 7 Trustee” means the Chapter 7 trustee for the Seller following a Conversion Date.

“Chapter 11 Plan” means a plan of reorganization or liquidation confirmed by the Bankruptcy Court under Section 1129 of the Bankruptcy Code.

“Confirmation Order” means the order of the Bankruptcy Court confirming the Chapter 11 Plan.

“Conversion Date” means the date, if any, on which the Chapter 11 Case is converted to a case under Chapter 7 of the Bankruptcy Code.

“Contrave Holdback Bottles” means all Contrave® in the following lots: ZCXT, ZCXV, ZCXW, ZCXX, ZCXY, ZKGB, ZKGC, ZYCY, ZYCZ, ZYDC, ZYDB, ZYDF, ZYDD, YZDN, ZNPZ, ZNSB, ZYFV, ZNSC.

“Contrave Impacted Bottles” means all Contrave® in the lots numbered ZCXM, ZCXN, ZCXP and ZCXS.

“Damages” has the meaning set forth in Section 8.2. For the avoidance of doubt, “Damages” shall include but not be limited to amounts paid or payable by Purchaser or any other Purchaser Indemnified Party to any third party, including but not limited to McKesson, Cardinal, AmerisourceBergen and their respective Affiliates in connection with actions taken to respond to any recall, withdrawal or similar action concerning the Contrave Holdback Bottles.

“Effective Date” means the date the Chapter 11 Plan is substantially consummated.

“FDA” means the U.S. Food and Drug Administration.

“Holdback Amount” means $5,000,000.

“Holdback Release Date” has the meaning set forth in Section 2.13.

“Holdback Release Payee” shall mean (i) if neither the Effective Date nor the Conversion Date shall have occurred as of the Holdback Release Date, the Seller; (ii) if the Holdback Release Date occurs on or after the Effective Date, the Person designated to receive any portion of the Holdback Amount, on behalf of the Noteholders, in the Chapter 11 Plan or the Confirmation Order, or, if no such designation is made, the Indenture Trustee, for the benefit of the Noteholders; or (iii) if the Holdback Release Date occurs on or after the Conversion Date, the Chapter 7 Trustee.

“Indemnification Claims” has the meaning set forth in Section 2.13.

“Indenture” means that certain Indenture, dated as of March 21, 2016 (as amended, restated, supplemented, or otherwise modified), by and between, the Seller, as issuer, and U.S. Bank National Association, as Trustee and Prepetition Collateral Agent, under which the Seller issued the Secured Notes.

“Indenture Trustee” means U.S. Bank National Association, as Trustee and Prepetition Collateral Agent.

“Inspection Period” has the meaning set forth in Section 2.13.

“Noteholders” means the holders of the Secured Notes as they may be comprised from time to time.

“Patheon” means Patheon Inc. and any successor thereto.

“Product Liability Claim” means any claim alleging (a) bodily injury or property damage arising out of any Contrave, Mysimba, naltrexone, bupropion or naltrexone hydrochloride/bupropion hydrochloride sold by Seller prior to the Closing or (b) personal or advertising injury but solely to the extent such personal or advertising injury arises out of clinical trials sponsored by Seller prior to the Closing and solely to the extent a clinical trial participant incurs such personal or advertising injury, in each case arising out of an accident, including continuous or repeated exposure to the same general harmful conditions; provided that Product Liability Claims shall not include claims relating to any of the following: (i) asbestos, (ii) bodily injury or property damage for which Seller is obligated to pay damages by reason of the assumption of such liability by contract, (iii) with respect to the Contrave Holdback Bottles, acts or omissions prohibited by applicable Law, including without limitation, the use of any materials prohibited by applicable Law, (iv) actual or alleged breach of contract by Seller, (v) criminal, dishonest, fraudulent or malicious conduct or acts of intentional wrongdoing by Seller, whether actual or alleged, (vi) bodily injury to any employee or any family member thereof, (vii) failure by Seller to prevent unauthorized access to information or systems, (viii) with respect to the Contrave Holdback Bottles, failure to comply with current Good Manufacturing Practices as promulgated by the FDA, including but not limited to, the presence of fungi or bacteria in a building or structure, (ix) actual or alleged breach by Seller of Intellectual Property rights, (x) exposure to lead or lead-containing products, (xi) medical services, (xii) misuse of confidential information, (xiii) bodily injury or property damage caused by nuclear material, (xiv) pollutants, (xv) exposure to silica or silica-containing products, and (xvi) the Contrave Holdback Bottles, in each case to the extent arising from or based on any act, omission or circumstance occurring, arising or existing prior to the Closing Date.

“Purchaser Indemnified Parties” has the meaning set forth in Section 8.2(a).

“Recall” means that certain potential recollection of the Contrave Impacted Bottles which may be initiated by the Seller (prior to the Closing) or the Purchaser (after the Closing), in consultation with FDA, based on the matter described in the Field Alert Report submitted to the FDA by the Seller on July 16, 2018.

“Release Condition” has the meaning set forth in Section 2.13.

“Secured Notes” means the secured notes issued by the Debtor under the Indenture.

“Third Party Claim” has the meaning set forth in Section 8.3.

“TSA” means that certain Transition Services Agreement, dated as of             , 2018, by and between the Seller and the Purchaser.

b.	A new Section 2.3(g) is hereby inserted into the Agreement immediately following Section 2.3(f) of the Agreement, which shall read as follows:

(g)    Product Liability Claims. All Product Liability Claims, if any, which may be asserted against the Purchased Assets or the Purchaser (or its successors and assigns) following the Closing, notwithstanding the provisions of the Sale Order and the provisions of this Agreement; provided that such Product Liability Claims shall not exceed $5,000,000 in the aggregate; and provided, further, that the foregoing provisions of this Section 2.3(g) shall in no way abrogate, limit or otherwise diminish the provisions of the Sale Order which provide that the assignment and transfer of the Purchased Assets to the Purchaser pursuant to this Agreement is intended to be, and shall be, free and clear of all Liens and Claims (as such terms are defined in the Sale Order).

c.	A new Section 2.4(l) is hereby inserted into the Agreement immediately following Section 2.4(k) of the Agreement, which shall read as follows:

(l) Contrave Holdback Bottles. Any Liabilities arising out of the Contrave Holdback Bottles.

d.	Section 2.5 of the Agreement is hereby amended and restated in its entirety to read as follows:

Section 2.5 Consideration. The consideration for the Purchased Assets (the “Purchase Price”) consists of: (a) cash in the amount of $73,500,000 (the “Cash Amount”); and (b) the assumption of the Assumed Liabilities.

e.	Section 2.9(b)(i) of the Agreement is hereby amended and restated in its entirety to read as follows:

(i)    the Purchase Price by delivery of cash to the Seller by wire transfer of immediately available funds to an account designated by the Seller prior to the Closing in an amount equal to (x) the Cash Amount minus (y) the Holdback Amount. The Holdback Amount shall be retained by the Purchaser to serve as the sole source of payment to fund indemnification payments payable to the Purchaser Indemnified Parties solely to the extent set forth in Article 8, and will otherwise be distributed or paid to the applicable Holdback Release Payee pursuant to Section 2.13 hereof.

f.	A new Section 2.13 of the Agreement is hereby inserted into the Agreement immediately following Section 2.12 of the Agreement, which shall read as follows:

Section 2.13 Release of Holdback Amount. With respect to any lot of Contrave Holdback Bottles, the “Release Condition” means either (I) : (a) the Purchaser’s receipt of an inspection report evidencing completion of the inspection of such lot of Contrave Holdback Bottles by Patheon, (b) the Purchaser’s receipt of a certificate of compliance evidencing that such Contrave Holdback Bottles have met the criteria for release for distribution of such Contrave by Patheon in accordance with the release criteria under the applicable quality system and procedures in effect on the date hereof, and (c) after receipt of the items set forth in clauses (a) and (b), the Purchaser’s (x) issuance (in consultation with the Holdback Release Payee) of a certificate of disposition in accordance with the release criteria under the applicable quality system and procedures in effect on the date hereof, and (y) verification (in consultation with the Holdback Release Payee) that such Contrave Holdback Bottles have a minimum then-existing shelf life of eighteen (18) months at such time, in each case of clauses (x) and (y) not to be unreasonably withheld by the Purchaser; or (II) in respect to the three lots of Contrave Holdback Bottles located at Seller’s third party logistics provider, Cardinal 3PL, and any lots, or portions of lots, that are not in the possession and control of the Seller (or Seller’s distribution partner in Canada), that the Release Condition shall have been deemed satisfied as set forth below. Within five (5) Business Days following the satisfaction of the Release Condition with respect to any lot of Contrave Holdback Bottles, the Purchaser shall release the full portion of the Holdback Amount allocated to that lot (as set forth on Schedule A hereto) to the Holdback Release Payee without setoff or deduction. For purposes of the three lots of Contrave Holdback Bottles located at Seller’s third party logistics provider, Cardinal 3PL (which are not otherwise sent back to Patheon), the “Release Condition” shall be deemed satisfied upon written confirmation solely of completion of inspection of any such lots of Contrave Holdback Bottles stating that none of such Contrave Holdback Bottles fails to meet the Release Condition (as evidenced by the applicable inspection report prepared by Cardinal 3PL or the Seller (in consultation with the Purchaser)). If, within five (5) Business Days following receipt by the Holdback Release Payee and Purchaser of the applicable certificate of disposition respecting one or more Contrave Holdback Bottles, the Purchaser notifies the Holdback Release Payee in writing that it has determined, in good faith and in consultation with the Holdback Release Payee, that one or more Contrave Holdback Bottle in any lot does not satisfy the Release Condition, the Purchaser shall have the right to hold back the full amount of the Holdback Amount allocated to that lot as set forth on Schedule A hereto for a period not to exceed twenty-one (21) days (the “Inspection Period”) from the date of receipt of such certificate of disposition; provided, however, that if the Purchaser fails to timely provide the Holdback Release Payee with such written notice, the Holdback Amount allocated to that lot as set forth on Schedule A hereto shall be promptly delivered to the Holdback Release Payee without setoff or deduction. Prior to the conclusion of the Inspection

Period, the Purchaser shall notify the Holdback Release Payee in writing of its determination, made in good faith and in consultation with the Holdback Release Payee, of the portion of the Holdback Amount allocated to that lot (as set forth on Schedule A hereto), it believes it is entitled to retain, if any, by reason of (x) the failure of any Contrave Holdback Bottles to meet the Release Condition or (y) claims for indemnification under Section 8.1 hereof whether in respect of such lot or otherwise, and any excess of the Holdback Amount allocated to that lot over the portion so identified as to be retained by Purchaser with respect to such lot shall promptly be paid to the Holdback Release Payee; provided, however, to the extent the Purchaser retains any portion of the Holdback Amount in accordance with this provision, it shall provide the Holdback Release Payee with a written notice not less than every thirty (30) days certifying that that it is still entitled to retain such portion of the Holdback Amount by reason of (x) the continuing failure of any Contrave Holdback Bottles to meet the Release Condition or (y) for claims for indemnification under Section 8.1; provided, further, however, that to the extent that at any time the amount held back under clause (y) by the Purchaser exceeds the total amount of the then-pending and unpaid indemnification claims by the Purchaser, whether in respect of such lot or otherwise, such excess shall promptly be paid to the Holdback Release Payee and provided, further, that if there are no longer any pending and unpaid indemnification claims by the Purchaser, the entire Holdback Amount, if any, remaining after Purchaser’s retention of amounts which it is entitled to retain hereunder on account of Contrave Holdback Bottles that fail to meet the Release Condition and payment of any valid indemnification claims shall promptly be paid to the Holdback Release Payee. Notwithstanding anything to the contrary in this Agreement, with respect to any lots, or portion of lots, for which there are Contrave Holdback Bottles that are not in the possession and control of the Seller (or Seller’s distribution partner in Canada), and thus cannot be inspected, such Contrave Holdback Bottles shall be deemed to meet the Release Condition if, on the 45th day after Closing, such Contrave Holdback Bottles are not subject to a field alert (or similar action in Canada), and are not and have not been subject to a recall, withdrawal or similar action . Without limiting any provisions of the APA or Sale Order, to the extent the Purchaser and Holdback Release Payee cannot, following good faith negotiations, resolve a dispute concerning the disposition of any portion of the Holdback Amount, such dispute shall be promptly submitted to the Bankruptcy Court for resolution. In addition, if Patheon has replaced at no cost to the Purchaser, or paid or credited the Purchaser for, or if the Purchaser is reimbursed for its Damages by insurance policies for, any Contrave Holdback Bottle, the Purchaser shall release a portion of the Holdback Amount (or, in the case where the Bottle Value for such Contrave Holdback Bottle has been retained by the Purchaser pursuant to the preceding sentence, the Purchaser shall pay to the Seller an amount) equal to (x) the amount of payment actually received by Purchaser from Patheon for such

Contrave Holdback Bottle, (y) the amount of insurance proceeds actually received by Purchaser from insurers pursuant to Section 5.21(b) solely to the extent allocated to the value of such Contrave Holdback Bottle or lot of Contrave Holdback Bottles or (z) $6.95 for each such Contrave Holdback Bottle in the case of replacement by Patheon, as applicable, to the Holdback Release Payee within five (5) Business Days after the date such event occurs. For the purposes of determining the “Holdback Release Payee” for payment of a distribution under this Section 2.13, the date of each such distribution of a portion of the Holdback Amount pursuant to this Section 2.13 shall be deemed a “Holdback Release Date”.

g.	Section 5.16 of the Agreement is hereby amended and restated in its entirety to read as follows:

Section 5.16 Cessation of Use of Acquired Intellectual Property. For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, (a) the Seller acknowledges and agrees that, from and after the Closing, the Seller shall not have any right, title or interest in or to any Acquired Intellectual Property (including any Seller Names and Marks) and (b) from and after the Closing, the Seller shall cease and discontinue any and all use or other exploitation of any and all Acquired Intellectual Property (including all Seller Names and Marks); provided that, notwithstanding the foregoing, the Seller shall have the right, at no cost to the Seller, to continue use of its corporate name “Orexigen Therapeutics, Inc.”, the name “Contrave®” and any other Acquired Intellectual Property until the date the Bankruptcy Court enters a final decree or other order dismissing the Chapter 11 Case: (i) for use in the name of the Chapter 11 Case, case caption, and continued administration of the Chapter 11 Case; (ii) (A) to formulate, solicit votes on, and confirm a Chapter 11 plan and obtain entry of a final decree, or (B) to formulate and obtain Bankruptcy Court approval of a structured dismissal or similar case dismissal; (iii) to wind down the Business and dissolve the Seller, including, without limitation, to file any necessary or desired governmental filings in connection therewith; (iv) to file all necessary final tax returns; (v) as necessary in connection with any recall, withdrawal or similar action concerning Contrave Holdback Bottles and the Recall; and (vi) for use in all activities necessary for the foregoing.

h.	A new Section 5.21 is hereby inserted into the Agreement immediately following Section 5.20 of the Agreement, which shall read as follows:

Section 5.21    Recalls.

(a) From and after the Closing, in connection with the Recall or in the event that any Governmental Authority issues, requests or recommends a recall, market withdrawal or similar action in connection with, the Contrave Holdback Bottles or Contrave Impacted Bottles, or in the event that the

Purchaser, subject to consultation with the Holdback Release Payee and to the failure of the Release Conditions, determines that an event, incident or circumstance stemming from the Contrave Holdback Bottles or Contrave Impacted Bottles may result in the need for a recall, market withdrawal or similar action of the Contrave Holdback Bottles, then the Purchaser shall have the right and obligation, at its (solely with respect to the Contrave Impacted Bottles) sole cost and expense, to control and direct the conduct of such recall (including the Recall), market withdrawal or similar action, including interactions with Governmental Authorities and third parties, and the Seller shall provide such cooperation and assistance as reasonably requested by the Purchaser in connection therewith, subject to the provisions of the TSA and Agreement.

(b) Without limiting the scope of the Purchased Assets pursuant to Section 2.1, except to the extent required to reimburse the Seller in connection with its costs and expenses incurred before the Closing in connection with the Contrave Holdback Bottles and the Contrave Impacted Bottles, the Seller hereby assigns to the Purchaser (i) its rights to any insurance proceeds available under its policies of insurance in existence on the date hereof applicable to the Contrave Holdback Bottles and the Contrave Impacted Bottles, and (ii) any related legal claims or rights of action against such insurers of the Seller arising under or in connection wit h such policies. The Seller agrees, prior to the Closing, to have the Purchaser added as an “additional Named Insured” party under its current policies of insurance that are applicable to the Contrave Holdback Bottles and the Contrave Impacted Bottles.

(c) Without limiting the scope of the Purchased Assets pursuant to Section 2.1, except to the extent required to reimburse the Seller in connection with its costs and expenses incurred before the Closing in connection with the Contrave Holdback Bottles and the Contrave Impacted Bottles, the Seller hereby assigns to the Purchaser (i) its rights to recover any amounts to which it is entitled from Patheon pursuant to the Manufacturing Services Agreement dated March 12, 2010 (as amended, restated, supplemented, or otherwise modified), and (ii) any related legal claims or rights of action that the Seller is entitled to under Law, contract or otherwise against Patheon or any other third party.

i.	Article 8 of the Agreement is hereby amended and restated in its entirety to read as follows:

ARTICLE 8

NO SURVIVAL; INDEMNIFICATION

Section 8.1.    No Survival of Representations and Warranties and Certain Covenants. Each of the representations, warranties and covenants (other than covenants that, by their terms, survive the Closing or termination of this Agreement, including Section 2,13, Section 5.16, Section 5.21 and Sections 8.2–8.4) in this Agreement or any agreement or certificate to be executed or delivered in connection with the transactions contemplated by this Agreement shall terminate at the Closing or upon termination of this Agreement pursuant to Section 7.1 and, following the Closing or the termination of this Agreement, as the case may be, no party shall make any claim whatsoever for any breach of any such representation, warranty or covenant hereunder except pursuant to this Article 8, subject to Section 7.2.

Section 8.2.    Indemnification.

(a) Effective at and after the Closing, the Seller hereby indemnifies the Purchaser, its Affiliates, and their respective agents, service providers, employees, officers, directors, successors and assignees (the “Purchaser Indemnified Parties”) against and agrees to hold each of them harmless from any and all damage, loss, liability and expense incurred from after the Closing (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses) (“Damages”) incurred or suffered by a Purchaser Indemnified Party in any way arising out of, relating to or in connection with the Contrave Holdback Bottles, in each case regardless of whether such Damages arise as a result of the negligence of the Seller, strict liability or any other liability under any theory of law or equity of, or violation of any law by the Seller; provided, however, that no Purchaser Indemnified Party shall be entitled to indemnity under this Section 8.2(a) (x) to the extent that on a dollar-for-dollar basis, the Purchaser has received an amount equal to such Damages for the Contrave Holdback Bottles from Patheon (without duplication of any such amount released to the Seller pursuant to Section 2.13) or the Purchaser has received an amount equal to such Damages and allocated to such Damages from insurance proceeds under Section 5.21(b) (without duplication of any such amount released to the Seller pursuant to Section 2.13), or (y) Damages to the extent arising out of the gross negligence, willful misconduct or fraud of the Purchaser or a breach by the Purchaser of this letter agreement, the Agreement, the TSA, the Sale Order, or any order of the Bankruptcy Court approving any of the foregoing.

(b) Any payment to any Purchaser Indemnified Party in respect of any claim for indemnification by any of the Purchaser Indemnified Parties under Section 8.2(a) shall be taken by the Purchaser solely out of the Holdback Amount. The Holdback Amount shall be the sole security available to the Purchaser for the payment of the Seller’s indemnification obligations hereunder.

Section 8.3.    Third Party Claim Procedures.

(a) The Purchaser agrees to give prompt notice in writing to the Seller of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (“Third Party Claim”) in respect of which indemnity may be sought under Section 8.2. Such notice shall set forth in reasonable detail such Third Party Claim and the basis for indemnification (taking into account the information then available to the Purchaser). The failure to so notify the Seller shall not relieve the Seller of its obligations hereunder, except to the extent such failure shall have materially and adversely prejudiced the Seller.

(b) The Seller shall be entitled to participate in the defense of any Third Party Claim. The Purchaser shall control and appoint lead counsel for the defense of any Third Party Claim

(c) Each party shall cooperate, and cause their respective affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith; provided, however, that nothing in this Section 8.3 shall require the Seller to continue its Chapter 11 Case or corporate existence for more than 90 days after the Closing.

Section 8.4.    Direct Claim Procedures. In the event the Purchaser has a claim for indemnity under Section 8.2 against the Seller that does not involve a Third Party Claim, the Purchaser agrees to give prompt notice in writing of such claim to the Seller. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Purchaser). The failure to so notify the Seller shall not relieve the Seller of its obligations hereunder, except to the extent such failure shall have materially and adversely prejudiced the Seller. If the Seller does not notify the Purchaser within 30 days following the receipt of a notice with respect to any such claim that the Seller disputes its indemnity obligation to the Purchaser for any Damages with respect to such claim, such Damages shall be conclusively deemed a liability of the Seller and the Purchaser shall take and apply on a dollar-for-dollar basis the amount equal to all Damages arising out of such claim from the Holdback Amount. If the Seller has timely disputed its indemnity obligation for any Damages with respect to such claim, the parties shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of jurisdiction determined pursuant to Section 10.12.

2.

Miscellaneous. Except as expressly provided in this letter agreement, the Agreement remains unchanged, and the Agreement as modified hereby remains in full force and effect. The provisions of Article 10 of the Agreement shall apply mutatis mutandis to this letter agreement.

3.	Effectiveness. This letter agreement shall become effective immediately upon approval by the Bankruptcy Court.

[Remainder of page intentionally left blank; signature pages follow]

By signing this letter agreement, the parties hereto have confirmed their agreement with the foregoing.

Sincerely yours,

NALPROPION PHARMACEUTICALS, INC.

By:	/s/ John A. Sedor
	Name:	John A. Sedor
	Title:	Chief Executive Officer

[Signature Page to APA Amendment]

Accepted and agreed:

OREXIGEN THERAPEUTICS, INC.

By:	/s/ Thomas P. Lynch
	Name:	Thomas P. Lynch
	Title:	Executive Vice President, Chief Administrative Officer,
General Counsel & Secretary

cc:

Hogan Lovells US LLP 875 Third Avenue
New York, NY 10022
Attention:
Christopher R. Donoho, III
Christopher R. Bryant
Email:
chris.donoho@hoganlovells.com
chris.bryant@hoganlovells.com

[Signature Page to APA Amendment]